UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

MRV COMMUNICATIONS, INC.

(Name of Subject Company)

MRV COMMUNICATIONS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0017 per share
(Title of Class of Securities)

553477407
(CUSIP Number of Class of Securities)

Mark J. Bonney
President and Chief Executive Officer
MRV Communications, Inc.
20520 Nordhoff Street
Chatsworth, CA 91311
(818) 773-0900
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:
Steven I. Suzzan
Norton Rose Fulbright US LLP
1301 Avenue of the Americas
New York, NY 10019-6022
(212) 318-3000

☒                    Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following documents relating to transactions contemplated by the Agreement and Plan of Merger, dated as of July 2, 2017, among MRV Communications, Inc. (“MRV”), ADVA NA Holdings, Inc. (“Parent”), and Golden Acquisition Corporation (“Merger Sub”):

Exhibit 99.1:         Press Release, dated July 2, 2017, entitled “ADVA Optical Networking Enters Into Agreement to Acquire MRV Communications, Inc.”

Exhibit 99.2:         Press Release, dated July 3, 2017, entitled “MRV Communications, Inc. Announces Agreement to be Acquired by ADVA Optical Networking”

Notice to Investors

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of MRV. No tender offer for the outstanding common stock of MRV has yet commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed on Schedule TO by Parent and Merger Sub with the SEC, and soon thereafter MRV will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. MRV’s stockholders are advised to read these documents and any other documents relating to the tender offer that will be filed with the SEC carefully and in their entirety because they contain important information. MRV’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov.

Forward Looking Statements

This communication contains “forward-looking statements” (as defined in the Securities Litigation Reform Act of 1995) regarding, among other things, future events. Words such as “anticipate,” “expect,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Forward-looking statements relating to the proposed transaction include, but are not limited to: statements about the benefits of the proposed transaction; the expected timing of completion of the proposed transaction; and other statements relating to the transaction that are not historical facts. Forward-looking statements are based on information currently available to MRV and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed transaction between MRV, Parent and Merger Sub, these factors could include, but are not limited to: the risk that a condition to closing of the transaction may not be satisfied; the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; the diversion of management time on transaction-related issues; changes in the general economic environment, or social or political conditions, that could affect the businesses; and the potential impact of the announcement or consummation of the proposed transaction on relationships with customers, competitors, management and other employees.

Additional information concerning other risk factors is also contained in MRV’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings.

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated July 2, 2017, entitled “ADVA Optical Networking Enters Into Agreement to Acquire MRV Communications, Inc.”

99.2	Press Release, dated July 3, 2017, entitled “MRV Communications, Inc. Announces Agreement to be Acquired by ADVA Optical Networking”

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